EXHIBIT 11 — COMPUTATION OF EARNINGS PER SHARE

(In thousands, except per share data)	Six Months ended June 30,		Three Months ended June 30,
	2007	2006	2007	2006
Basic Numerator:
Income before discontinued operations	$302,399	$262,857	$208,761	$172,568
Income from discontinued operations, net	35,813	31,445	27,229	24,920

Net income — basic	$338,212	$294,302	$235,990	$197,488

Diluted Numerator:
Income before discontinued operations	$302,399	$262,857	$208,761	$172,568
Income from discontinued operations, net	35,813	31,445	27,229	24,920

Net income — diluted	$338,212	$294,302	$235,990	$197,488

Denominator:
Weighted average common shares — basic	494,105	509,591	494,364	501,136
Effect of dilutive securities:
Stock options and restricted stock	1,175	801	1,324	924

Denominator for net income per common share — diluted	495,280	510,392	495,688	502,060

Net income (loss) per common share:
Income before discontinued operations — basic	$.61	$.52	$.42	$.34
Income from discontinued operations, net — basic	.07	.06	.06	.05

Basic	$.68	$.58	$.48	$.39

Income before discontinued operations — diluted	$.61	$.52	$.42	$.34
Income from discontinued operations, net — diluted	.07	.06	.06	.05

Diluted	$.68	$.58	$.48	$.39